

Redrock Trading Partners, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2024

**CONFIDENTIAL**

## Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8-866707

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                      MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Redrock Trading Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**2605 Walton Way**

(No. and Street)

| **Augusta** | **GA** | **30904** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Thane Plummer** | **520-405-2277** | thane@redrocktradingpartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Tuttle & Bond, PLLC**

(Name – if individual, state last, first, and middle name)

| **1928 Jackson Lang** | **China Spring** | **TX** | **76633** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| **3/19/2019** | **6543** |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Thane Plummer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Redrock Trading Partners, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Managing Director

[signature] 3/31/2025
Notary Public

LINDA E CLARK
Notary Public - State of Georgia
Richmond County
My Commission Expires Sep 17, 2028

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Tuttle & Bond, PLLC
Certified Public Accountants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Members of Redrock Trading Partners, LLC

<u>**Opinion on The Financial Statements**</u>

We have audited the accompanying statement of financial condition of Redrock Trading Partners, LLC (the "Company") as of December 31, 2024, and the related statements of operations, members' equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

<u>**Basis for Opinion**</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

<u>**Report on Supplementary Information**</u>

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Tuttle & Bond, PLLC*

Giddings, Texas
March 31, 2025

We have served as the auditor for Redrock Trading Partners, LLC since 2021.



Redrock Trading Partners, LLC
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2024

### *ASSETS*

| | | |
|---|---|---:|
| Cash and cash equivlaents | $ | 22,458 |
| Commissions receivable | | - |
| Prepaid Insurance | | - |
| **Total assets** | $ | **22,458** |

### *LIABILITIES AND MEMBER'S EQUITY*

| | | |
|---|---|---:|
| Liabilities | $ | 300 |
| Member's equity | | 22,158 |
| **Total liabilities and member's equity** | $ | **22,458** |

The accompanying notes are an integral part of these financial statements.



Redrock Trading Partners, LLC
Statement of Income
For the year ended December 31, 2024

**REVENUES**

| | | | |
|---|---|---|---|
| Interest | | $ | - |
| Fees | | $ | - |
| Total revenue | | | - |

**EXPENSES**

| | | |
|---|---|---|
| Regulatory fees and expenses | | 4,707 |
| Professional fees | | 5,550 |
| Other expenses | | 6,731 |
| Total expenses | | 16,988 |
| **Net profit** | $ | **(16,988)** |

The accompanying notes are an integral part of these financial statements.



Redrock Trading Partners, LLC
Statement of Cash Flow
For the year ended December 31, 2024

**OPERATING ACTIVITIES**

| | |
|---|---:|
| Net profit | $ (16,988) |
| Adjustments to reconcile net profit to net cash provided by operating activities: | - |
| Changes in operating assets and liabilities: | |
|     Commissions receivable | - |
|     Prepaid insurance | - |
|     Accounts payable | (300) |
|         Net cash provided by operating activities | (17,288) |
| **CASH, BEGINNING OF YEAR** | 39,446 |
| **CASH, END OF YEAR** | $ 22,458 |

The accompanying notes are an integral part of these financial statements.



Redrock Trading Partners, LLC
Statement of Changes in Ownership Equity
For the year ended December 31, 2024

|  | Total member's equity |
| --- | --- |
| **JANUARY 1, 2024** | $ 39,446 |
| Net profit | (16,988) |
| **DECEMBER 31, 2024** | $ 22,458 |

The accompanying notes are an integral part of these financial statements.



**Note 1**
**Nature of Business and Summary of Significant Accounting Policies**

*Nature of Business*

Redrock Trading Partners, LLC was formed on May 24, 2004 in the State of Arizona as a Limited Liability Corporation (LLC). The LLC was re-domiciled in Georgia on August 12, 2006. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer in April 2005. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

*Revenue Recognition*

The Company receives revenue for private placement fees and other miscellaneous services. Revenue is recognized when the performance obligation for the transactions are completed under the terms of each engagement and when collection is reasonably assured.

During the year ending December 31, 2024, the Company earned all of its fees from one client. The only performance obligation within this agreement is that the customer remains invested in contracted placement. This performance obligation is deemed to be satisfied over time and the fees are recorded quarterly when collection is reasonably assured.

*Income Taxes*

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited, and could be subject to audit.

*Fair Value of Financial Instruments*

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts of approximate current fair value. Financial instruments consist principally of cash and payables.



## Note 2
## Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2024, the Company had no cash in excess of the FDIC insured limits. During the year ending December 31, 2024, one customer accounted for 100% of the company's revenues.

## Note 3
## Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l). Rule 15c3 l requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2024, the Company had net capital, as defined, of $22,158, which exceeded the required net capital of $5,000 by $17,158. At December 31, 2024, the Company had a ratio of aggregate indebtedness to net capital of 1%.

## Note 4
## Fidelity Bond

As a FINRA member, the Company is required to maintain minimum fidelity bond coverage of $100,000. The coverage was properly maintained from January 1, 2024 through December 31, 2024.

## Note 5
## Subsequent Events

Management has evaluated subsequent events through the date on which the financial statements were available to be issued and is unaware of any events requiring recognition or disclosure in the financial statements or notes thereto.

## Note 6
## Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.



## Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2024


CONFIDENTIAL

Redrock Trading Partners, LLC
<u>Supplementary Information</u>
<u>Net Capital Computations</u>
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2024

<u>Computation of Net Capital</u>

| | | |
|---|---|---|
| Total Stockholder's Equity | $ | 22,158 |
| Allowable Subordinated Loans | | - |
| Non-Allowable Assets | | - |
| Haircuts on Securities Positions | | |
|     Securities Haircuts | | - |
|     Undue Concentration Charges | | - |
| Net Allowable Capital | $ | 22,158 |

<u>Computation of Net Capital Requirement</u>

| | | |
|---|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $ | 20 |
| Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer | $ | 5,000 |
| Net Capital Requirement | $ | 5,000 |
| Excess Net Capital | $ | 17,158 |

<u>Computation of Aggregate Indebtedness</u>

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | 300 |
| Percentage of Aggregate Indebtedness to Net Capital | | 1.35% |
| | | 0.01 : 1 |

Note: There were no significant differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.



Redrock Trading Partners, LLC
Supplementary Statements
Net Capital Statement, Determination of Customer Reserve and Possession & Control Requirements

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2024

## Statement Related to Uniform Net Capital Rule

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $22,158 which was $17,158 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

## Determination of Customer Reserve Requirements

The Company operates pursuant to an exemption from 15c3-3, or no exemption purusant to footnote 74 of SEC Release 34-70073, and does not take possession of customer funds or securities and is therefore not required to compute the determination of customer reserve requirements.

## Possession and Control Requirements

The Company operates pursuant to an exemption from 15c3-3, or no exemption purusant to footnote 74 of SEC Release 34-70073, and does not take possession or control of customer funds or securities. There were no exceptions in adhering to the Company's operating exemption and/or no exemption, as applicable.



**Tuttle & Bond, PLLC**
Certified Public Accountants



Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2024

Report of Independent Registered Public Accounting Firm - Exemption Report Review

No Exemption: Pursuant to footnote 74 of SEC Release 34-70073

Thane Plummer
Redrock Trading Partners, LLC
2605 Walton Way
Augusta, GA 30904

Dear Thane Plummer:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report provided to us pursuant to SEC Rule 17a-5, in which (1) Redrock Trading Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17. C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on footnote 74 of SEC Release 34-70073 adopting to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where to funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2024, through December 31, 2024, without exception.

Redrock Trading Partners, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Redrock Trading Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

*Tuttle & Bond, PLLC*

Giddings, Texas
March 31, 2025



Redrock Trading Partners, LLC
<u>Exemption Report</u>
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2024



**Redrock Trading Partner, LLC's Exemption Report**

Redrock Trading Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)     The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3, and

(2)     The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities.

(3)     The Company has no exceptions to report this fiscal year.

---

Redrock Trading <u>Partners,</u> LLC


I, Thane Plummer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Thane Plummer

Title:  Managing Director

Date: March 20, 2024